The Dreyfus Premier Third Century Fund, Inc.

ANNUAL REPORT May 31, 2004



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

THE FUND

2 Letter from the Chairman

3 Discussion of Fund Performance

6 Fund Performance

8 Statement of Investments

11 Statement of Assets and Liabilities

12 Statement of Operations

13 Statement of Changes in Net Assets

15 Financial Highlights

21 Notes to Financial Statements

28 Report of Independent Registered
Public Accounting Firm

29 Board Members Information

31 Officers of the Fund

FOR MORE INFORMATION

Back Cover

The Dreyfus Premier
Third Century Fund, Inc.

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This annual report for The Dreyfus Premier Third Century Fund, Inc. covers the 12-month period from June 1, 2003, through May 31, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio managers, L. Emerson Tuttle and Paul Hilton.

Positive economic data continued to accumulate during the reporting period, as consumers, flush with extra cash from their 2003 federal tax refunds and mortgage refinancings, continued to spend. At the same time, recent evidence of stronger job growth supports the view that corporations have become more willing to spend and invest in new projects and equipment. One result of the economic rebound has been higher overall earnings for many U.S. companies.

Despite better business conditions, the U.S. equity market has remained volatile amid concerns regarding the war on terrorism, instability in Iraq, higher energy prices and the possibility that the Federal Reserve Board may soon begin to raise short-term interest rates. Indeed, we believe that recent market volatility has served as a reminder of the importance of selectivity and diversification when investing in equities. As always, we encourage you to speak regularly with your financial advisor, who may be in the best position to suggest ways to position your portfolio for the opportunities and challenges of today's financial markets.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
June 15, 2004



DISCUSSION OF FUND PERFORMANCE

L. Emerson Tuttle and Paul Hilton, Portfolio Managers

How did The Dreyfus Premier Third Century Fund, Inc. perform relative to its benchmark?

For the 12-month period ended May 31, 2004, the fund produced total returns of 15.94% for Class A shares, 14.89% for Class B shares, 15.04% for Class C shares, 16.14% for Class R shares, 15.70% for Class T shares and 16.23% for Class Z shares.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index"), produced a total return of 18.32% for the same period.[2]

We attribute the market's overall performance to an improving economy and a rallying stock market during parts of the reporting period. However, the fund's returns modestly trailed the S&P 500 Index, primarily due to its limited exposure to some of the market's better-performing areas, including the energy and financial services sectors and poor stock selection in the technology sector.

What is the fund's investment approach?

The fund seeks to provide capital growth, with current income as a secondary objective. The fund looks for growth-oriented companies that generally exhibit three characteristics: improving profitability measurements, a pattern of consistent earnings and reasonable prices.

To pursue these goals, the fund invests primarily in the common stocks of companies that, in the opinion of the fund's management, meet traditional investment standards while simultaneously conducting their businesses in a manner that contributes to the enhancement of the quality of life in America.

What other factors influenced the fund's performance?

When the reporting period began, the stock market was in the midst of a strong rally in the wake of a three-year bear market. As investors became more optimistic about the prospects of the U.S. economy, they shifted their attention from relatively speculative, low-quality stocks toward higher-quality stocks that exhibited stronger earnings poten-

tial. In this environment, many of the fund's holdings gained value, helping to drive its performance during the reporting period.

Health care stocks represented the largest positive contributor to the fund's overall return during the reporting period. Because we focused mainly on health care equipment companies, medical device manufacturers and smaller pharmaceutical firms, the fund achieved higher returns than the S&P 500 Index in the health care sector. Some of the reporting period's top performers in the health care sector included Boston Scientific, Zimmer Holdings and Varian Medical Systems.

Consumer discretionary stocks, which we have favored for some time now, also helped fuel the fund's performance during the reporting period. However, we shifted away from our earlier focus on luxury goods providers and discount retailers, because we grew more concerned about the potential impact of higher interest rates and greater inflationary pressures on consumer spending. Instead, we emphasized retailers that we believe have demonstrated their ability to gain market share in the current environment. For example, office supplies retailer Staples derives a significant portion of its revenues from corporate spending, and its earnings have benefited from generally improved business conditions.

On the other hand, the fund's growth stance limited its exposure to more value-oriented industries such as energy, large banks and brokerage firms. Because the fund did not participate to as large a degree as the benchmark in these sectors' gains, its returns for the reporting period lagged the S&P 500 Index.

What is the fund's current strategy?

As of the end of the reporting period, we have shifted the fund's emphasis further toward growth stocks, primarily because we believe that growth companies generally have better chances of achieving higher earnings growth during the next phase of the economic cycle. Accordingly, we recently reduced the fund's exposure to large financial services firms, and we redeployed those assets to a number of stocks in the technology, health care and consumer discretionary sectors. In our view, these are prudent strategies as investors adjust to the next phase of the economic cycle.

Can you highlight some of the fund's socially responsible investing activities?

The issue of climate change has emerged as one of the most important environmental concerns facing our planet today. A growing scientific consensus suggests that greenhouse gas (GHG) emissions tied to human activity, such as carbon dioxide emissions, may result in increasing average global temperatures and extreme weather events.

A recent initiative, called the Carbon Disclosure Project (CDP), asked the 500 largest international companies to disclose steps they have taken to respond to the business risks associated with climate change. Business risks include new regulations, litigation, damage to physical assets and higher insurance premiums. As a response to these risks, proactive companies acknowledge climate change as an important issue, develop a formal response strategy, track GHG emissions and set formal GHG reduction targets.

The CDP is sponsored by 95 institutional investors whose combined assets under management are in excess of $10 trillion U.S. dollars. The Dreyfus Premier Third Century Fund, Inc. is one of the participating signatories.

We are pleased to report that many of the fund's current holdings have responded to the CDP information request, including Intel, Dell, Citigroup, Boston Scientific, Zimmer Holdings, Procter & Gamble, Johnson & Johnson and Pfizer. We intend to continue to monitor the responses of our portfolio companies to this important issue and call for improved disclosure and management of climate-change risk. For more information on the Carbon Disclosure Project, please visit www.cdproject.net.

June 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance.*

FUND PERFORMANCE



The Dreyfus Premier Third Century Fund, Inc. (Class Z shares) ——————

Standard & Poor's 500 Composite Stock Price Index† - - - - -

$29,251

$21,667

Dollars

Years Ended 5/31

Comparison of change in value of $10,000 investment in The Dreyfus Premier Third Century Fund, Inc. Class Z shares and the Standard & Poor's 500 Composite Stock Price Index

† Source: Lipper Inc.

Past performance is not predictive of future performance.

The above graph compares a $10,000 investment made in Class Z shares of The Dreyfus Premier Third Century Fund, Inc. on 5/31/94 to a $10,000 investment made in the Standard & Poor's 500 Composite Stock Price Index (the "Index") on that date. All dividends and capital gain distributions are reinvested. Performance for Class A, Class B, Class C, Class R and Class T shares will vary from the performance of Class Z shares shown above due to differences in charges and expenses.

The fund's performance shown in the line graph above takes into account all applicable fees and expenses of Class Z shares. The Dreyfus Premier Third Century Fund, Inc. primarily seeks capital growth through investment in common stocks of companies that the fund's management believes not only meet traditional investment standards, but also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is a secondary goal. The Index is a widely accepted, unmanaged index of overall U.S. stock market performance which does not take into account charges, fees and other expenses and is not subject to the same socially responsible investment criteria as The Dreyfus Premier Third Century Fund, Inc. Further information relating to fund performance, including expense reimbursements, if applicable, is contained in the Financial Highlights section of the prospectus and elsewhere in this report.

Average Annual Total Returns *as of 5/31/04*

	Inception Date	1 Year	5 Years	10 Years	From Inception
Class Z shares		16.23%	(5.58)%	8.04%	
Class A shares					
with maximum sales charge (5.75%)	8/31/99	9.23%	–	–	(8.16)%
without sales charge	8/31/99	15.94%	–	–	(7.01)%
Class B shares					
with applicable redemption charge †	8/31/99	10.89%	–	–	(8.07)%
without redemption	8/31/99	14.89%	–	–	(7.74)%
Class C shares					
with applicable redemption charge ††	8/31/99	14.04%	–	–	(7.73)%
without redemption	8/31/99	15.04%	–	–	(7.73)%
Class R shares	8/31/99	16.14%	–	–	(6.69)%
Class T shares					
with maximum sales charge (4.5%)	8/31/99	10.41%	–	–	(8.35)%
without sales charge	8/31/99	15.70%	–	–	(7.46)%

Past performance is not predictive of future performance. The fund's performance shown in the graph and table does not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

†   The maximum contingent deferred sales charge for Class B shares is 4%. After six years Class B shares convert to Class A shares.

†† The maximum contingent deferred sales charge for Class C shares is 1% for shares redeemed within one year of the date of purchase.

STATEMENT OF INVESTMENTS

May 31, 2004

Common Stocks–98.1%	Shares	Value ($)
Consumer Discretionary–14.7%		
Coach	202,500 [a]	8,831,025
Home Depot	166,500	5,980,680
Marriott International, Cl. A	249,500	12,307,835
Staples	398,000	10,976,840
TJX Cos.	315,000	7,846,650
Target	265,000	11,845,500
Tiffany & Co.	118,000	4,173,660
Viacom, Cl. B	200,000	7,378,000
Walt Disney	387,500	9,094,625
		78,434,815
Consumer Staples–7.7%		
Estee Lauder Companies, Cl. A	171,500	7,852,985
PepsiCo	248,500	13,262,445
Procter & Gamble	82,500	8,895,150
Walgreen	314,000	10,993,140
		41,003,720
Energy–1.4%		
Anadarko Petroleum	136,500	**7,441,980**
Financial–10.3%		
American Express	210,000	10,647,000
American International Group	124,500	9,125,850
Axis Capital Holdings	191,950	5,365,003
Citigroup	215,000	9,982,450
Franklin Resources	142,000	7,139,760
Goldman Sachs Group	69,000	6,479,790
Radian Group	144,000	6,624,000
		55,363,853
Health Care–26.0%		
Alcon	95,000	7,453,700
Amgen	200,000 [a]	10,940,000
Boston Scientific	267,000 [a]	11,828,100
Celgene	94,000 [a]	5,358,000
Fisher Scientific International	148,000 [a,b]	8,496,680

STATEMENT OF INVESTMENTS (continued)

Common Stocks (continued)	Shares		Value ($)
Health Care (continued)			
Forest Laboratories	199,000	a	12,614,610
Johnson & Johnson	253,000		14,094,630
Medtronic	289,000		13,843,100
Pfizer	734,000		25,939,560
Stryker	102,000		5,186,700
Varian Medical Systems	76,500	a	6,341,850
WellPoint Health Networks	92,000	a	10,261,680
Zimmer Holdings	82,500	a	7,041,375
			139,399,985
Industrial—10.1%			
Avery Dennison	141,000		8,324,640
Danaher	291,000		13,685,730
Dover	238,000		9,272,480
Illinois Tool Works	57,500		5,168,100
Tyco International	575,000		17,704,250
			54,155,200
Information Technology—27.9%			
Analog Devices	219,000		10,763,850
Cisco Systems	1,016,000	a	22,504,400
Cognizant Technology Solutions	119,000	a	5,502,560
Dell	463,500	a	16,305,930
EMC	853,000	a	9,587,720
Fairchild Semiconductor	277,500	a	5,472,300
Hewitt Associates, Cl. A	216,000	a	6,804,000
Intel	641,000		18,300,550
International Business Machines	92,500		8,194,575
Microsoft	639,500		16,850,825
National Semiconductor	392,500	a	8,505,474
PeopleSoft	145,000	a	2,592,600
QUALCOMM	105,000		7,042,350
Symantec	238,500	a	10,923,300
			149,350,434
Total Common Stocks			
(cost $437,674,901)			**525,149,987**

Short-Term Investments–1.9%	Principal Amount ($)	Value ($)
Certificates of Deposit–.0%		
Self Help Credit Union, 1.10%, 6/15/2004	100,000	**100,000**
U.S. Treasury Bills–1.9%		
.83%, 6/3/2004	440,000	439,973
.81%, 6/10/2004	2,723,000	2,722,374
.85%, 6/17/2004	1,049,000	1,048,570
.88%, 6/24/2004	4,029,000	4,026,623
.80%, 7/8/2004	1,882,000	1,880,250
		10,117,790
Total Short-Term Investments (cost $10,218,218)		**10,217,790**

Investment of Cash Collateral for Securities Loaned–1.6%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Money Market Fund (cost $8,732,000)	8,732,000 c	**8,732,000**
Total Investments (cost $456,625,119)	**101.6%**	**544,099,777**
Liabilities, Less Cash and Receivables	**(1.6%)**	**(8,723,475)**
Net Assets	**100.0%**	**535,376,302**

a   *Non-income producing.*

b   *All of this security is on loan. At May 31, 2004, the total market value of the fund's security on loan is $8,496,680 and the total market value of the collateral held is $8,732,000.*

c   *Investment in affiliated money market mutual fund.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

May 31, 2004

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $8,496,680)–Note 1(b):		
Unaffiliated issuers	447,893,119	535,367,777
Affiliated issuers	8,732,000	8,732,000
Receivable for investment securities sold		2,974,901
Dividends and interest receivable		397,098
Receivable for shares of Common Stock subscribed		137,818
Prepaid expenses		36,201
		547,645,795
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(a)		424,687
Cash overdraft due to Custodian		19,725
Liability for securities on loan–Note 1(b)		8,732,000
Payable for investment securities purchased		2,379,199
Payable for shares of Common Stock redeemed		292,272
Accrued expenses and other liabilities		421,610
		12,269,493
Net Assets ($)		**535,376,302**
Composition of Net Assets ($):		
Paid-in capital		664,064,041
Accumulated net realized gain (loss) on investments		(216,162,397)
Accumulated net unrealized appreciation (depreciation) on investments		87,474,658
Net Assets ($)		**535,376,302**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T	Class Z
Net Assets ($)	16,079,206	18,072,152	3,809,726	21,373,793	764,343	475,277,082
Shares Outstanding	2,027,068	2,364,720	498,053	2,651,052	98,763	59,271,293
Net Asset Value Per Share ($)	**7.93**	**7.64**	**7.65**	**8.06**	**7.74**	**8.02**

See notes to financial statements.

STATEMENT OF OPERATIONS
Year Ended May 31, 2004

Investment Income ($):	
Income:	
Cash dividends (net of $38,388 foreign taxes withheld at source)	4,630,383
Interest	106,008
Income on securities lending	4,240
Total Income	**4,740,631**
Expenses:	
Investment advisory fee–Note 3(a)	4,528,877
Shareholder servicing costs–Note 3(c)	1,892,331
Distribution fees–Note 3(b)	166,462
Professional fees	82,007
Registration fees	80,604
Prospectus and shareholders' reports	57,687
Custodian fees–Note 3(c)	48,571
Directors' fees and expenses–Note 3(d)	22,644
Loan commitment fees–Note 2	5,372
Interest expense–Note 2	1,077
Miscellaneous	6,608
Total Expenses	**6,892,240**
Investment (Loss)–Net	**(2,151,609)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	54,989,984
Net unrealized appreciation (depreciation) on investments	40,978,043
Net Realized and Unrealized Gain (Loss) on Investments	**95,968,027**
Net Increase in Net Assets Resulting from Operations	**93,816,418**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Year Ended May 31,	
	2004	2003
Operations ($):		
Investment (loss)–net	(2,151,609)	(284,486)
Net realized gain (loss) on investments	54,989,984	(97,547,448)
Net unrealized appreciation (depreciation) on investments	40,978,043	(25,677,078)
Net Increase (Decrease) in Net Assets Resulting from Operations	**93,816,418**	**(123,509,012)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	4,787,615	4,266,131
Class B shares	1,380,806	1,440,692
Class C shares	720,782	315,581
Class R shares	2,028,159	2,908,106
Class T shares	402,818	388,561
Class Z shares	55,291,931	93,114,149
Cost of shares redeemed:		
Class A shares	(5,096,889)	(6,054,513)
Class B shares	(2,687,215)	(4,383,071)
Class C shares	(1,130,091)	(1,120,954)
Class R shares	(10,321,477)	(4,119,273)
Class T shares	(294,935)	(584,146)
Class Z shares	(195,442,919)	(167,888,732)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(150,361,415)**	**(81,717,469)**
Total Increase (Decrease) in Net Assets	**(56,544,997)**	**(205,226,481)**
Net Assets ($):		
Beginning of Period	591,921,299	797,147,780
End of Period	**535,376,302**	**591,921,299**

	Year Ended May 31,	
	2004	2003
Capital Share Transactions:		
Class A[a]		
Shares sold	630,747	659,370
Shares redeemed	(665,946)	(917,692)
Net Increase (Decrease) in Shares Outstanding	**(35,199)**	**(258,322)**
Class B[a]		
Shares sold	188,081	224,743
Shares redeemed	(362,129)	(691,047)
Net Increase (Decrease) in Shares Outstanding	**(174,048)**	**(466,304)**
Class C		
Shares sold	96,600	49,771
Shares redeemed	(154,703)	(178,620)
Net Increase (Decrease) in Shares Outstanding	**(58,103)**	**(128,849)**
Class R		
Shares sold	268,781	443,088
Shares redeemed	(1,302,187)	(630,834)
Net Increase (Decrease) in Shares Outstanding	**(1,033,406)**	**(187,746)**
Class T		
Shares sold	54,796	60,772
Shares redeemed	(39,235)	(90,160)
Net Increase (Decrease) in Shares Outstanding	**15,561**	**(29,388)**
Class Z		
Shares sold	7,416,478	14,155,737
Shares redeemed	(25,065,008)	(25,762,183)
Net Increase (Decrease) in Shares Outstanding	**(17,648,530)**	**(11,606,446)**

[a] *During the period ended May 31, 2004, 15,141 Class B shares representing $110,460 were automatically converted to 14,680 Class A shares and during the period ended May 31, 2003, 9,727 Class B shares representing $60,678 were automatically converted to 9,475 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (excluding portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Year Ended May 31,				
Class A Shares	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	6.84	8.05	10.40	13.95	13.34
Investment Operations:					
Investment income (loss)–net[b]	(.04)	(.02)	(.02)	(.06)	.20
Net realized and unrealized gain (loss) on investments	1.13	(1.19)	(2.26)	(2.57)	1.76
Total from Investment Operations	1.09	(1.21)	(2.28)	(2.63)	1.96
Distributions:					
Dividends from investment income–net	–	–	–	(.08)	–
Dividends from net realized gain on investments	–	–	(.07)	(.84)	(1.35)
Total Distributions	–	–	(.07)	(.92)	(1.35)
Net asset value, end of period	7.93	6.84	8.05	10.40	13.95
Total Return (%)[c]	15.94	(15.03)	(21.95)	(19.84)	14.90[d]
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.32	1.36	1.12	1.18	1.02[d]
Ratio of net investment income (loss) to average net assets	(.54)	(.23)	(.22)	(.51)	1.43[d]
Portfolio Turnover Rate	53.06	74.83	103.52	82.54	60.20
Net Assets, end of period ($ x 1,000)	16,079	14,116	18,675	22,004	10,999

[a] *From August 31, 1999 (commencement of initial offering) to May 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
See notes to financial statements.

	Year Ended May 31,				
Class B Shares	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	6.65	7.88	10.26	13.88	13.34
Investment Operations:					
Investment income (loss)–net[b]	(.10)	(.07)	(.09)	(.16)	.15
Net realized and unrealized gain (loss) on investments	1.09	(1.16)	(2.22)	(2.56)	1.74
Total from Investment Operations	.99	(1.23)	(2.31)	(2.72)	1.89
Distributions:					
Dividends from investment income–net	–	–	–	(.06)	–
Dividends from net realized gain on investments	–	–	(.07)	(.84)	(1.35)
Total Distributions	–	–	(.07)	(.90)	(1.35)
Net asset value, end of period	7.64	6.65	7.88	10.26	13.88
Total Return (%)[c]	14.89	(15.61)	(22.55)	(20.58)	14.34[d]
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	2.10	2.15	1.93	1.95	1.55[d]
Ratio of net investment income (loss) to average net assets	(1.32)	(1.03)	(1.05)	(1.30)	1.07[d]
Portfolio Turnover Rate	53.06	74.83	103.52	82.54	60.20
Net Assets, end of period ($ x 1,000)	18,072	16,873	23,671	31,152	20,812

[a] *From August 31, 1999 (commencement of initial offering) to May 31, 2000.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

See notes to financial statements.

	Year Ended May 31,				
Class C Shares	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	6.65	7.88	10.28	13.88	13.34
Investment Operations:					
Investment income (loss)−net[b]	(.09)	(.06)	(.10)	(.16)	.11
Net realized and unrealized gain (loss) on investments	1.09	(1.17)	(2.23)	(2.54)	1.78
Total from Investment Operations	1.00	(1.23)	(2.33)	(2.70)	1.89
Distributions:					
Dividends from investment income−net	−	−	−	(.06)	−
Dividends from net realized gain on investments	−	−	(.07)	(.84)	(1.35)
Total Distributions	−	−	(.07)	(.90)	(1.35)
Net asset value, end of period	7.65	6.65	7.88	10.28	13.88
Total Return (%)[c]	15.04	(15.61)	(22.70)	(20.48)	14.34[d]
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	2.08	2.13	1.98	1.92	1.54[d]
Ratio of net investment income (loss) to average net assets	(1.30)	(1.02)	(1.09)	(1.28)	.77[d]
Portfolio Turnover Rate	53.06	74.83	103.52	82.54	60.20
Net Assets, end of period ($ x 1,000)	3,810	3,698	5,399	7,037	5,234

[a] *From August 31, 1999 (commencement of initial offering) to May 31, 2000.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS *(continued)*

Class R Shares	Year Ended May 31,				
	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	6.94	8.12	10.46	14.00	13.34
Investment Operations:					
Investment income (loss)–net[b]	(.02)	.02	.01	(.03)	.26
Net realized and unrealized gain (loss) on investments	1.14	(1.20)	(2.28)	(2.58)	1.75
Total from Investment Operations	1.12	(1.18)	(2.27)	(2.61)	2.01
Distributions:					
Dividends from investment income–net	–	–	–	(.09)	–
Dividends from net realized gain on investments	–	–	(.07)	(.84)	(1.35)
Total Distributions	–	–	(.07)	(.93)	(1.35)
Net asset value, end of period	8.06	6.94	8.12	10.46	14.00
Total Return (%)	16.14	(14.53)	(21.73)	(19.64)	15.30[c]
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.08	.86	.81	.84	.75[c]
Ratio of net investment income (loss) to average net assets	(.30)	.25	.08	(.20)	1.69[c]
Portfolio Turnover Rate	53.06	74.83	103.52	82.54	60.20
Net Assets, end of period ($ x 1,000)	21,374	25,573	31,441	39,854	45,641

[a] *From August 31, 1999 (commencement of initial offering) to May 31, 2000.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
See notes to financial statements.

			Year Ended May 31,		
Class T Shares	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	6.69	7.90	10.29	13.85	13.34
Investment Operations:					
Investment income (loss)–net [b]	(.06)	(.03)	(.08)	(.10)	.20
Net realized and unrealized gain (loss) on investments	1.11	(1.18)	(2.24)	(2.54)	1.66
Total from Investment Operations	1.05	(1.21)	(2.32)	(2.64)	1.86
Distributions:					
Dividends from investment income–net	–	–	–	(.08)	–
Dividends from net realized gain on investments	–	–	(.07)	(.84)	(1.35)
Total Distributions	–	–	(.07)	(.92)	(1.35)
Net asset value, end of period	7.74	6.69	7.90	10.29	13.85
Total Return (%)[c]	15.70	(15.32)	(22.58)	(20.08)	14.14[d]
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.59	1.60	1.78	1.48	1.21[d]
Ratio of net investment income (loss) to average net assets	(.81)	(.48)	(.89)	(.82)	1.40[d]
Portfolio Turnover Rate	53.06	74.83	103.52	82.54	60.20
Net Assets, end of period ($ x 1,000)	764	557	890	998	456

[a] *From August 31, 1999 (commencement of initial offering) to May 31, 2000.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

See notes to financial statements.

Class Z Shares	Year Ended May 31,				
	2004	2003	2002	2001	2000[a]
Per Share Data ($):					
Net asset value, beginning of period	6.90	8.10	10.46	14.00	12.72
Investment Operations:					
Investment income (loss)–net[b]	(.02)	(.00)[c]	(.01)	(.04)	.08
Net realized and unrealized gain (loss) on investments	1.14	(1.20)	(2.28)	(2.58)	2.55
Total from Investment Operations	1.12	(1.20)	(2.29)	(2.62)	2.63
Distributions:					
Dividends from investment income–net	–	–	–	(.08)	–
Dividends from net realized gain on investments	–	–	(.07)	(.84)	(1.35)
Total Distributions	–	–	(.07)	(.92)	(1.35)
Net asset value, end of period	8.02	6.90	8.10	10.46	14.00
Total Return (%)	16.23	(14.82)	(21.92)	(19.69)	20.91
Ratios/Supplemental Data (%):					
Ratio of expenses to average net assets	1.10	1.14	1.02	.95	.96
Ratio of net investment income (loss) to average net assets	(.31)	(.02)	(.14)	(.32)	.60
Portfolio Turnover Rate	53.06	74.83	103.52	82.54	60.20
Net Assets, end of period ($ X 1,000)	475,277	531,104	717,072	1,034,078	1,310,890

[a] *The fund changed to a six class fund on August 31, 1999. The existing shares were redesignated Class Z shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Amount represents less than $.01 per share.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

The Dreyfus Premier Third Century Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide capital growth, with current income as a secondary goal. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of Dreyfus, is the distributor of the fund's shares. The fund is authorized to issue 100 million shares of $.001 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class R and Class T and 200 million shares of $.001 par value Common Stock of Class Z. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class Z shares are not available for new accounts and bear a service fee. Class A shares and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase and Class R shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sales price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, amortization of discount and premium on investments, is recognized on the accrual basis. Under the

terms of the custody agreement, the fund receives net earnings credits based on available cash balances left on deposit and includes such credits in interest income.

The fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the fund's Statement of Investments. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income–net and dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

At May 31, 2004, the components of accumulated earnings on a tax basis were as follows: accumulated capital losses $216,158,819 and unrealized appreciation $87,471,080.

The accumulated capital loss carryover is available to be applied against future net securities profits, if any, realized subsequent to May 31, 2004. If not applied, $120,608,654 of the carryover expires in fiscal 2010 and $95,550,165 expires in fiscal 2011.

During the period ended May 31, 2004, as a result of permanent book to tax differences primarily due to net operating losses, the fund increased accumulated undistributed investment income-net by $2,151,609 and decreased paid-in capital by the same amount. Net assets were not affected by this reclassification.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings.

The average daily amount of borrowings outstanding under the Facility during the period ended May 31, 2004 was approximately $75,100, with a related weighted average annualized interest rate of 1.43%.

NOTE 3—Investment Advisory Fee and Other Transactions With Affiliates:

(a) Pursuant to the Investment Advisory Agreement ("Agreement") with the Manager, the investment advisory fee is computed at an annual rate of .75 of 1% of the value of the fund's average daily net assets and is payable monthly. Pursuant to the Agreement, if in any full fiscal year the aggregate expenses allocable to Class Z, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed 1½% of the value of the average daily net assets of Class Z, the

fund may deduct from the fees paid to the Manager, or the Manager will bear such excess expense. During the period ended May 31, 2004, there was no expense reimbursement pursuant to the Agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $332,200, Rule 12b-1 distribution plan fees $13,689, shareholder services plan fees $7,931, custodian fees $7,427 and transfer agency per account fees $63,440.

During the period ended May 31, 2004, the Distributor retained $7,997 and $90 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $51,087 and $1,077 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at the annual rates of .75 of 1% of the value of the average daily net assets of Class B and Class C shares and .25 of 1% of the value of the average daily net assets of Class T shares. During the period ended May 31, 2004, Class B, Class C and Class T shares were charged $135,923, $28,781 and $1,758, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at an annual rate of .25 of 1% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding Class A, Class B, Class C and Class T shares and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended

May 31, 2004, Class A, Class B, Class C and Class T shares were charged $38,821, $45,308, $9,594, and $1,758, respectively, pursuant to the Shareholder Services Plan.

Under the Shareholder Services Plan, Class Z shares reimburse the Distributor an amount not to exceed an annual rate of .25 of 1% of the value of the average daily net assets of Class Z for certain allocated expenses with respect to services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended May 31, 2004, Class Z shares were charged $378,444 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended May 31, 2004, the fund was charged $321,421 pursuant to the transfer agency agreement.

The fund compensates Mellon Bank, N.A., an affiliate of the Manager, under a custody agreement for providing custodial services for the fund. During the period ended May 31, 2004, the fund was charged $48,571 pursuant to the custody agreement.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended May 31, 2004, amounted to $309,813,769 and $455,693,676, respectively.

At May 31, 2004, the cost of investments for federal income tax purposes was $456,628,697; accordingly, accumulated net unrealized appreciation on investments was $87,471,080, consisting of $94,864,782 gross unrealized appreciation and $7,393,702 gross unrealized depreciation.

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
The Dreyfus Premier Third Century Fund, Inc.

We have audited the accompanying statement of assets and liabilities of The Dreyfus Premier Third Century Fund, Inc., including the statement of investments, as of May 31, 2004, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included verification by examination of securities held by the custodian as of May 31, 2004 and confirmation of securities not held by the custodian by correspondence with others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of The Dreyfus Premier Third Century Fund, Inc. at May 31, 2004, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

New York, New York
July 8, 2004

BOARD MEMBERS INFORMATION (Unaudited)

Joseph S. DiMartino (60)
Chairman of the Board (1995)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• The Muscular Dystrophy Association, Director
• Levcor International, Inc., an apparel fabric processor, Director
• Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
• The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director

No. of Portfolios for which Board Member Serves: 186

———————————

Clifford L. Alexander, Jr. (70)
Board Member (1981)

Principal Occupation During Past 5 Years:
• President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
• Chairman of the Board of Moody's Corporation (October 2000-October 2003)
• Chairman of the Board and Chief Executive Officer of The Dun and Bradstreet Corporation (October 1999-September 2000)

Other Board Memberships and Affiliations:
• Wyeth (formerly, American Home Products Corporation), a global leader in pharmaceuticals, consumer healthcare products and animal health products, Director
• Mutual of America Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 65

———————————

Lucy Wilson Benson (76)
Board Member (1980)

Principal Occupation During Past 5 Years:
• President of Benson and Associates, consultants to business and government (1980–present)

Other Board Memberships and Affiliations:
• The International Executive Services Corps, Director
• Citizens Network for Foreign Affairs, Vice Chairperson
• Council on Foreign Relations, Member
• Lafayette College Board of Trustees, Vice Chairperson Emeritus
• Atlantic Council of the U.S., Director

No. of Portfolios for which Board Member Serves: 39

David W. Burke (68)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Corporate Director and Trustee

Other Board Memberships and Affiliations:
• John F. Kennedy Library Foundation, Director
• U.S.S. Constitution Museum, Director

No. of Portfolios for which Board Member Serves: 83

———————————

Whitney I. Gerard (69)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Partner of Chadbourne & Parke LLP

No. of Portfolios for which Board Member Serves: 37

———————————

Arthur A. Hartman (78)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Chairman of First NIS Regional Fund (ING/Barings Management) and New Russia Fund
• Advisory Council Member to Barings–Vostok

Other Board Memberships and Affiliations:
• APCO Associates, Inc., Senior Consultant

No. of Portfolios for which Board Member Serves: 37

———————————

George L. Perry (70)
Board Member (2003)

Principal Occupation During Past 5 Years:
• Economist and Senior Fellow at Brookings Institution

Other Board Memberships and Affiliations:
• State Farm Mutual Automobile Association, Director
• State Farm Life Insurance Company, Director

No. of Portfolios for which Board Member Serves: 37

———————————

Once elected all Board Members serve for an indefinite term. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.

OFFICERS OF THE FUND (Unaudited)

STEPHEN E. CANTER, President since April 2000.

Chairman of the Board, Chief Executive Officer and Chief Operating Officer of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Canter also is a Board member and, where applicable, an Executive Committee Member of the other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 58 years old and has been an employee of the Manager since May 1995.

STEPHEN R. BYERS, Executive Vice President since November 2002.

Chief Investment Officer, Vice Chairman and a Director of the Manager, and an officer of 97 investment companies (comprised of 190 portfolios) managed by the Manager. Mr. Byers also is an officer, director or an Executive Committee Member of certain other investment management subsidiaries of Mellon Financial Corporation, each of which is an affiliate of the Manager. He is 50 years old and has been an employee of the Manager since January 2000. Prior to joining the Manager, he served as an Executive Vice President–Capital Markets, Chief Financial Officer and Treasurer at Gruntal & Co., L.L.C.

MARK N. JACOBS, Vice President since April 2000.

Executive Vice President, Secretary and General Counsel of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 58 years old and has been an employee of the Manager since June 1977.

STEVEN F. NEWMAN, Secretary since April 2000.

Associate General Counsel and Assistant Secretary of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 54 years old and has been an employee of the Manager since July 1980.

ROBERT R. MULLERY, Assistant Secretary since January 2003.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 58 portfolios) managed by the Manager. He is 52 years old and has been an employee of the Manager since May 1986.

JEFF PRUSNOFSKY, Assistant Secretary since April 2000.

Associate General Counsel of the Manager, and an officer of 26 investment companies (comprised of 87 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since October 1990.

MICHAEL A. ROSENBERG, Assistant Secretary since April 2000.

Associate General Counsel of the Manager, and an officer of 95 investment companies (comprised of 199 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since October 1991.

JAMES WINDELS, Treasurer since November 2001.

Director – Mutual Fund Accounting of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since April 1985.

RICHARD CASSARO, Assistant Treasurer since September 2003.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 26 investment companies (comprised of 101 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since September 1982.

ROBERT SVAGNA, Assistant Treasurer since December 2002.

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 27 investment companies (comprised of 106 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Manager since November 1990.

KENNETH J. SANDGREN, Assistant Treasurer since November 2001.

Mutual Funds Tax Director of the Manager, and an officer of 98 investment companies (comprised of 206 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since June 1993.

WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since September 2002.

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 93 investment companies (comprised of 201 portfolios) managed by the Manager. He is 33 years old and has been an employee of the Distributor since October 1998.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier
Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

**The Dreyfus Premier
Third Century Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166



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